Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 23, 2021, except as to the third and fourth paragraphs of Note 20, which are as of March 8, 2021, with respect to the consolidated financial statements of Sun Country Airlines Holdings, Inc. incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report contains an explanatory paragraph that states that the Company has changed its method of accounting for revenue recognition and leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers and Accounting Standards Update 2016-02, Leases.

/s/ KPMG LLP

Minneapolis, Minnesota

October 14, 2021